Churchill Capital Corp II

640 Fifth Avenue, 12th Floor

New York, NY 10019

June 26, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Danilo Castelli
Lilyanna Peyser

Churchill Capital Corp II

Registration Statement on

Form S-1 (File No. 333-232057)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) relating to the registration of 69,000,000 units (including 9,000,000 shares to cover over-allotments), each consisting of one share of Class A common stock, $0.0001 par value, and one third of one warrant, of Churchill Capital Corp II (the “Company”) be accelerated to June 26, 2019 at 5:00 p.m. E.D.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ Peter Seibold
	Name:	Peter Seibold
	Title:	Chief Financial Officer